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Gregory S. Rowland

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4930 tel 212 701 5930 fax gregory.rowland@davispolk.com

April 12, 2021
Re:	Galaxy Bitcoin ETF Registration Statement on Form S-1

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Galaxy Bitcoin ETF (the “Company”), we are hereby filing a registration statement on Form S-1 relating to a proposed offering of the Company’s shares via EDGAR to the Securities and Exchange Commission.

Please do not hesitate to contact me at (212) 450-4930 or gregory.rowland@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Gregory S. Rowland

Gregory S. Rowland

cc:	Andrew Siegel, Galaxy Digital Funds LLC